Exhibit 99.1

COLLABRIUM JAPAN ACQUISITION CORPORATION

Announces Nasdaq Hearings Panel Decision to Continue Listing of Company’s Securities

London, England, November 19, 2014 – Collabrium Japan Acquisition Corporation (NASDAQ: JACQ; JACQW; JACQU) (“Collabrium” or the “Company”) today announced that, on November 12, 2014, it received a notice from the Nasdaq Hearings Panel (the “Panel”) indicating that the Panel has determined to grant the Company’s request to continue the listing of the Company’s securities on the Nasdaq Capital Market, subject to certain conditions.

As previously disclosed, the Company had requested that the Panel review the Nasdaq staff’s determination to delist the Company’s securities for failure to comply with Listing Rule 5550(a)(3), which requires that the Company have at least 300 public holders for continued listing on the Nasdaq Capital Market. A hearing was held before the Panel on October 16, 2014.

The Panel’s decision is subject to certain conditions, including that, on or before February 24, 2015, the Company complete a business combination and receive from the Nasdaq staff a determination that the business combination will meet all initial listing criteria for listing on the Nasdaq Stock Market. The conditions are more fully set forth in the report of foreign private issuer on Form 6-K that the Company intends to file today with the Securities and Exchange Commission. Failure to comply with these conditions or the initial listing criteria in connection with a business combination could result in the delisting of the Company’s securities from Nasdaq.

About Collabrium

Collabrium Japan Acquisition Corporation is a blank check company organized for the purpose of acquiring, engaging in a share exchange, share reconstruction and amalgamation, contractual control arrangement with, purchasing all or substantially all of the assets of, or any other similar business combination with, one or more businesses or entities. The Company’s efforts to identify a prospective target business are not limited to any particular industry or geographic region.

Forward-Looking Statements

In addition to historical information, this release may contain a number of “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements relate to outlooks or expectations for earnings, revenues, expenses or other future financial or business performance, strategies or expectations, or the impact of legal or regulatory matters on business, results of operations or financial condition. When used in this release, the words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “predict,” “potential” and “should,” as they relate to the Company are intended to identify these forward-looking statements. All statements by the Company regarding the possible or assumed future results of its business, financial condition, liquidity, results of operations, plans and objectives and similar matters are forward-looking statements. These forward-looking statements are based on information available to Collabrium as of the date hereof and involve a number of risks and uncertainties. Accordingly, forward-looking statements should not be relied upon as representing Collabrium’s views as of any subsequent date. These forward-looking statements involve a number of known and unknown risks and uncertainties or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. Some factors that could cause actual results to differ include: Collabrium’s ability to consummate an initial business combination; the ability to meet the Nasdaq listing standards, including having the requisite number of shareholders; potential changes in the legislative and regulatory environments; and potential volatility in the market price of the ordinary shares. Should one or more of these risks or uncertainties materialize, or should any of the underlying assumptions prove incorrect, actual results may vary in material respects from those expressed or implied by these forward-looking statements. You should not place undue reliance on these forward-looking statements. Except as may be required pursuant to applicable securities laws, Collabrium undertakes no obligation to update or revise any forward-looking statements to reflect events or circumstances after the date hereof, whether as a result of new information, future events or otherwise.

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Company Contact:

Koji Fusa

Collabrium Japan Acquisition Corporation

44-20-7408-4710